UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007260

January 26, 2004

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-26-2004

Re: Exxon Mobil Corp.
Incoming letter dated January 13, 2004

Dear Mr. Parsons:

This is in response to your letter January 13, 2004 concerning the shareholder proposal submitted to Exxon Mobil by Daniel F. Case. We also have received a letter from the proponent dated January 17, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

34688

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 13, 2004

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding
Nonemployee Director Compensation

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Daniel F. Case and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proponent failed to attend last year's meeting.

Enclosed as Exhibit 2 are copies of correspondence between Mr. Case and ExxonMobil regarding a shareholder proposal submitted by Mr. Case for ExxonMobil's 2003 annual meeting, held on May 28, 2003. The proposal was included in our 2003 proxy material (see Exhibit 3). However, as Mr. Case stated in his May 5 letter (included in Exhibit 2), neither Mr. Case nor his representative attended the 2003 annual meeting to present the proposal.[1]

The only reason given by Mr. Case for not presenting his proposal, as indicated in his May 5 letter, was that he took issue with a statement made by our management in its response to

[1] By the time Mr. Case advised us that he did not intend to present his proposal, the proxy material for the 2003 meeting had already been mailed. In fairness to shareholders who voted on the proposal, and to track shareholder support for purposes of Rule 14a-8(i)(12), ExxonMobil's Secretary introduced the proposal at the meeting so that the votes cast could be recorded. However, our Secretary explicitly did not act as Mr. Case's representative for this purpose.

his proposal.[2] This does not constitute "good cause" within the meaning of Rule 14a-8(h)(3) and therefore Mr. Case's proposal for the 2004 annual meeting may be omitted under that provision. We respectfully request the staff also confirm that Mr. Case will not be eligible to submit a shareholder proposal for ExxonMobil's 2005 annual meeting, and that any proposal submitted by him for that meeting may be omitted without the need for further correspondence with the staff.

Proposal conflicts with a company proposal.

Should the staff not concur with the omission of Mr. Case's proposal under Rule 14a-8(h), we note that inclusion of the proposal would also directly conflict with one of the company's own proposals to be submitted to shareholders at the same meeting.

ExxonMobil is seeking shareholder approval of a new 2004 Restricted Stock Plan for Nonemployee Directors (the "2004 Plan") at the 2004 annual meeting. Mr. Case's proposal, which also relates to nonemployee director compensation, would directly conflict with the company's proposed new plan. For example, under Mr. Case's proposal, nonemployee director compensation must be submitted to shareholders for approval each year, whereas the 2004 Plan authorizes a maximum number of shares to be granted as restricted stock without further shareholder approval until the authorized shares are depleted. More specifically, under Mr. Case's proposal nonemployee director compensation would be automatically reduced each year unless annual shareholder approval is obtained. The 2004 Plan, however, includes a feature whereby a Board-determined annual restricted stock grant for nonemployee directors will automatically continue year-to-year at the same level. In short, the 2004 Plan and Mr. Case's proposal represent conflicting proposals that present alternative and conflicting decisions for shareholders regarding nonemployee director compensation. Submitting both proposals to a vote could provide inconsistent and ambiguous results. Therefore Mr. Case's proposal may be omitted under Rule 14a-8(i)(9). See Croghan Bancshares, Inc. (available March 13, 2002) (permitting exclusion of proposal to exclude individual directors from stock plans where proposal terms and condition conflict with those in stock plan being sponsored by the company for shareholder approval at the same meeting).

For the staff's information, a total of 18 shareholder proposals were submitted to ExxonMobil this year. Depending on the outcome of ongoing dialogue with various proponents, we expect to submit between eight and 10 no-action letter requests. ExxonMobil will only submit letters where we believe good grounds for omission of the proposal in its entirety exist. Accordingly, we have elected not to submit letters this year taking issue with particular false or misleading statements in the supporting statements for shareholder proposals. We will instead address those issues to the extent necessary in our proxy statement responses.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

---

[2] At no time did Mr. Case indicate an inability to attend the meeting. In fact, he indicates in his May 5 letter that he "could attend the meeting" if he wished. In any case, there was plenty of time for Mr. Case to have made arrangements for a representative to attend the meeting and present the proposal on his behalf between the May 5 date of Mr. Case's letter and the May 28 date of the meeting.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Case.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/dl
Enclosures

c: w/enc Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

Exhibit 1

RECEIVED
DEC 16 2003
P.T. MULVA

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832

Dec. 12, 2003

Mr. Patrick T. Mulva
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
Irving, Texas 75039-2298

Re: My shareholder proposal; your Dec. 11 letter

Dear Mr. Mulva:

Thank you for your letter acknowledging receipt of my shareholder proposal.

I will let my proposal move forward. In view of your Board's treatment of my 2002 proposal, I hope the SEC would agree that I had good cause not to present it.

Your letter, in stating that I am not eligible to submit a proposal this year, does not mention the good-cause exception in the SEC rule. While you did enclose a copy of the rule, I find your approach to be devious. It brings to mind your Board's approach in mischaracterizing, by implication, my 2002 proposal.

I would consider such tactics to be poor practice even in adversarial situations. But you need not regard me as an adversary. My financial interest in your company goes all the way back to April 5, 1955, when I bought 20 shares of Socony Vacuum. I transferred my Mobil holding--224 shares at the time--to my wife in August 1993, and they became 1,182 of the ExxonMobil shares she now owns. Needless to say, I am pleased by the financial return on the Mobil shares over the years.

From time to time, this or that company in which I own stock has submitted to its shareholders a proposal concerning stock-based compensation of non-employee directors. When I first noticed that at least some of those proposals included a board's prerogative to change the specifics without further shareholder approval, I was shocked. I was further shocked, and goaded to action, when I finally awoke to the fact that some or all of the corporations in which I own stock do not submit their overall non-employee-director compensation plans to their shareholders. My effort to remedy that situation has begun with the two companies that have the highest levels of director compensation I know of.

Why not suggest to your Board that it support my current proposal? Would your Board not trust the shareholders, when given appropriate supporting information, to approve a reasonable compensation plan?

You do not need to reply directly to this letter. I will know your company's reaction soon enough.

Sincerely,

Daniel F. Case

Daniel F. Case

SHAREHOLDER RELATIONS
DEC 16 2003
NO. OF SHARES________
DISTRIBUTION: PTM; WYW; DGI
SMD; FLR; REG; JEP; LK

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

December 11, 2003

VIA UPS - OVERNIGHT DELIVERY

Mr. Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

Dear Mr. Case:

This will acknowledge receipt of the proposal concerning non-employee director compensation, which you have submitted in connection with ExxonMobil's 2004 annual meeting of shareholders.

You are not eligible to submit a shareholder proposal for ExxonMobil's 2004 annual meeting since neither you nor your qualified representative under state law appeared to present your proposal at the 2003 meeting. See Rule 14a-8(h)(iii) (Question 8) (copy enclosed). Note that we will also be permitted to exclude any proposal from you next year as well. Please sign and return the enclosed letter in the addressed envelope withdrawing your submission so that we may save the unnecessary cost and time of the SEC no-action letter process.

Sincerely,

Enclosures

Mr. Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

Mr. Patrick T. Mulva
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Mulva:

I, Daniel F. Case, hereby withdraw my shareholder proposal concerning non-employee director compensation, which I have submitted to Exxon Mobil Corporation in connection with their 2004 annual meeting of shareholders.

Sincerely,

Daniel F. Case

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

RECEIVED
DEC 0 9 2003
P.T. MULVA
PTM 12/9.

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832

Dec. 4, 2003

SHAREHOLDER RELATIONS
DEC 0 9 2003
NO. OF SHARES 2,200
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Stockholder Proposal

Dear Mr. or Madam Secretary:

I am the holder of record of 2,200 voting shares of ExxonMobil common stock, which I have continuously owned since January 10, 1995, and all of which I intend to continue to own through the date of the next annual meeting of shareholders. I plan to introduce the following resolution at that meeting, and I request that you include the following material, including the "SUPPORTING STATEMENT" portion, in the proxy statement for the meeting:

"RESOLVED: That the shareholders request that the Board present each year for shareholder approval the Board's proposed plan of compensation of non-employee directors for the upcoming year. Further, that whenever the shareholders do not approve the Board's proposal, such compensation be set at a fallback level approximately equal in value to 95% of the compensation made effective at the preceding annual meeting, such percentage to be adjusted to reflect any change in the consumer price index over the latest 12-month period. Further, that the fallback level for the year 2005-6, if applicable, be based on the 2002-3, rather than the 2004-5, compensation.

"SUPPORTING STATEMENT: The Board itself now determines the compensation of non-employee directors. That procedure creates an obvious conflict of interest. To remedy the situation, at least partially, this proposal would give the shareholders the final say.

"Not only the non-employee directors' compensation, but also that of Company executives may be influenced by the present state of affairs. If the shareholders feel no need to exert meaningful control over the directors' compensation, the directors may feel less pressure to exert meaningful control over the executives' compensation than they otherwise would. Although this proposed resolution does not seek to influence executive compensation directly, it does seek to have a moderating effect on executive pay.

"This proposed resolution calls for the compensation to be reduced slightly whenever the shareholders do not approve the Board's proposal. The purpose of this feature is to enhance the possibility that directors' pay will sometimes go down, not up. For the first time that the proposed procedure would be in effect (*i.e.*, for the year 2005-6), the size of the reduction would be based on the level of compensation in effect as of the latest proxy statement before this proposed resolution was submitted. The purpose is to avoid rendering the fallback feature meaningless in the event that the compensation level has been increased, or will be increased, since the appearance of that proxy statement.

"The fallback levels relate to the average across all non-employee directors, whose relative amounts of compensation according to committee assignments, etc. could be made to differ from what they were in the earlier year. In determining the fallback level, the value of the compensation made effective at the earlier date is to be measured as of that date--as for example in the case of restricted stock, whose value changes over time.

"When I submitted a somewhat similar proposal last year, the Board presented an opposing statement that I found misleading. It seemed to imply that my proposal called for eliminating restricted stock from the compensation package, which was not the case. Accordingly, I judge that the proposal did not receive fair consideration.

"I believe the investing public should make itself felt on the matter of corporate emolument. I urge you to vote FOR this proposal."

Your staff may recall that I pointed out, in a letter dated March 8, 2003, the above-mentioned inconsistency between the Board's contemplated statement and my proposal of that time. Subsequently, I was disappointed that nothing was done about that inconsistency. Still later, I was surprised to find that the Company recorded a vote on my proposal, even though I had notified your office that I believed that a vote would be unfair and that I would not be presenting my proposal at the meeting.

I do not intend to solicit proxies in favor of my current proposal, and I know of no plans on anyone else's part to do so.

Thank you for your kind attention.

Sincerely,

Daniel F. Case

Daniel F. Case

DLV Client Access - Microsoft Internet Explorer provided by ExxonMobil

uiSERVE®

SHAREHOLDER

Logged on: December 9, 2003

Company Name: EXXONMOBIL
Account Number: 10167004

Shareholder Registration
DANIEL F CASE
6716 TILDENWOOD LANE
ROCKVILLE MD 20852-4320

Tax ID:	043-28-3422	**Ownership Class:**	MALE
Established Date:	01/10/1995	**Global Stops:**	NO
Undeliverable Property:	NO	**VIP:**	NO
Active Payee Address:	YES	**Employee:**	NO
Residence:	UNITED STATES	**Special Mail:**	NONE
Citizenship:	UNITED STATES	**Backup Withholding:**	NONE
		Effective Date:	01/10/1995

Share Detail | Statement Detail | Payment Detail | Maintain Address/Account

Shares

As of date: 12 / 9 / 2003 Calculate **Total balance:** 2,200.0000

Issue	Name	Share Type	Share Balance	Pending Debits	Pending Credits	Last Activ
10	COMMON	CERT	2,200.0000			0

Start | Welc... | Micr... | Micr... | Mail... | [02]... | Equ... | Equi... | DL... | 11:27 AM

DLV Client Access - Microsoft Internet Explorer provided by ExxonMobil

Shareholder Registration

DANIEL F CASE
6716 TILDENWOOD LANE
ROCKVILLE MD 20852-4320

Tax ID:	043-28-3422	**Ownership Class:**	MALE
Established Date:	01/10/1995	**Global Stops:**	NO
Undeliverable Property:	NO	**VIP:**	NO
Active Payee Address:	YES	**Employee:**	NO
Residence:	UNITED STATES	**Special Mail:**	NONE
Citizenship:	UNITED STATES	**Backup Withholding:**	NONE
		Effective Date:	01/10/1995

Share Detail | Statement Detail | Payment Detail | Maintain Address/Account

Shares

As of date: 12 / 9 / 2003 Calculate Total balance: 2,200.0000

Issue	Name	Share Type	Share Balance	Pending Debits	Pending Credits	Last Activ
10	COMMON	CERT	2,200.0000			0

Details

Certificate Number	Issue Date	Issue Reason	Surrender Date	Surrender Reason
47406	07/18/2001	SPLIT SHARES		
152471	04/11/1997	SPLIT SHARES		
640994	01/10/1995	BROKER TRANSFER		

Start | Welc... | Micr... | Micr... | Mail... | [02]... | Equi... | Equi... | DL... | Clien... | 11:29 AM



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ADDRESSED TO

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6716 Tildenwood Lane
Rockville, MD 20852

CONTACT

CONTENTS

LETTER/PACKAGE NO. | RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

Exhibit 2

RECEIVED
JUN 19 2003
P.T. MULVA

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832

June 15, 2003

Mr. Patrick T. Mulva
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: 2003 Annual Meeting; my Shareholder Proposal

Dear Mr. Mulva:

Thank you for your May 16 letter telling me how I could follow the ExxonMobil annual-meeting proceedings on the Web.

I went to the ExxonMobil Website a few days ago. When I clicked on the link, "Shareholder Presentation and Discussion of Proposals," my eMac did not display that page. I did, however, manage to view a page titled, "Summary of Proxy Proposal Votes." That page indicated that my proposal received 7.2% of the votes.

I had assumed that if I did not present my proposal at the meeting and did not authorize anyone else to present it, the proposal would not be voted on. Can you tell me the significance of the 7.2% tally?

Sincerely,

Daniel Case

Daniel F. Case

SHAREHOLDER RELATIONS

JUN 20 2003

NO. OF SHARES 2,200
COMMENT:
ACTION: DGH

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

May 16, 2003

UPS OVERNIGHT DELIVERY

Mr. Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

Dear Mr. Case:

We acknowledge receipt of your letter dated May 5, 2003, indicating that you do not intend to be present at Exxon Mobil Corporation's 2003 Annual Meeting of Shareholders on May 28 or to introduce your proposal.

If you wish to follow the proceedings you may listen to the broadcast on the internet. Instructions for listening to this audiocast will be available on our internet site, ***www.exxonmobil.com***, approximately one week prior to the event.

We have also arranged to have the meeting proceedings audiocast archived for 60 days (up to July 30, 2003). The 2003 Annual Meeting proceedings archive can be accessed via the ExxonMobil internet site at ***www.exxonmobil.com***. After clicking on the indicated prompt, the user will be asked to register. After registration, the audiocast can be activated by clicking the "play" button. The slides used in Mr. Raymond's presentation are also displayed at the appropriate time.

In addition, for your information, a report on the meeting and the final voting results will be available on our internet site.

Sincerely,

[signature]

RECEIVED
MAY 08 2003
P.T. MULVA

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832

May 5, 2003

Mr. Patrick T. Mulva
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: My Shareholder Proposal

Dear Mr. Mulva:

I will not be attending the 2003 Annual Meeting to present my shareholder proposal (item 7 on the proxy card), nor will anyone else appear at the meeting to present it on my behalf. As explained below, I believe that my proposal would not be able to receive a fair vote at the meeting.

The third part of my proposal reads, "specify stock-based compensation of non-employee directors in terms of dollar value, rather than number of shares." The Board, in recommending against my proposal, did not address that part of it. Instead, the Board stated:

> Granting restricted stock as part of total director remuneration is a preferred practice in further strengthening corporate governance, better aligns the interests of directors and shareholders, and facilitates our long-term compensation orientation.

Persons reading that paragraph may be misled into thinking that I propose eliminating restricted stock from the directors' compensation package. I would expect many persons to vote against doing that.

Although I could attend the meeting and point out the correct interpretation of my proposal, I expect that many shares would have been voted by proxy and others, although being perhaps voted at the meeting, would be voted according to instructions previously arrived at. The result would be an unfair reduction of the "yes" count that not only would increase the likelihood of defeat but also would give a distorted picture if the count were cited when a similar proposal is presented in the future to ExxonMobil or other shareholders.

After you kindly sent me a draft of the Board's expected recommendation, I wrote you that the Board's above paragraph puzzled me. I pointed out the intent of my proposal and offered wording to clarify the proposal if you saw fit. The appearance of the Board's above paragraph unchanged, although it may have been the result of inadvertence in the face of so many other shareholder proposals, disappoints me.

Sincerely,

Daniel F. Case

Daniel F. Case

SHAREHOLDER RELATIONS

MAR 08 2003

NO. OF SHARES________
DISTRIBUTION: PTM; DLT; DGH; SMD; ~~FLR; REG; JEP; LKE~~

RECEIVED
MAR 11 2003
P.T. MULVA

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832

March 10, 2003

Mr. Patrick T. Mulva
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
Fax # (972)444-1199

Re: My shareholder proposal; your March 6 letter and mine of March 8

Dear Mr. Mulva:

This letter supplements my March 8 letter to you (copy enclosed), which I mailed first class on Saturday.

I find that my proposal could benefit from further clarification, additional to the modest change offered in my March 8 letter. I hereby authorize you to substitute the following for the first bulleted paragraph of my original proposal:

. for now, limit to approximately $200,000 worth each year the compensation (including stock-based compensation) for service as a non-employee director;

I apologize if my original wording made it difficult to determine my intent. If you are amenable to clarifying my proposal, but feel we can do better than what I have authorized in these two letters, please give me a call. I can handle faxes if necessary, but must go to a nearby commercial facility to do so.

Thank you again for your kind attention.

Sincerely,

Daniel F. Case

Daniel F. Case

Enclosure

RECEIVED
MAR 1 2 2003
P.T. MULVA

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832

March 8, 2003

Mr. Patrick T. Mulva
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: My shareholder proposal; your March 6 letter

Dear Mr. Mulva:

Thank you for your letter and the Company's draft recommendation to shareholders concerning my proposal.

The second bulleted paragraph of your draft recommendation puzzles me. My proposal is not intended to do away with stock-based compensation. If the wording of my proposal is misleading on that matter, perhaps it would be in our mutual best interests to clarify it. For that event, I hereby authorize you to substitute, in the next-to-last sentence of my supporting statement, the words "setting the amount of" for the word "specifying," that sentence then to read, "...in setting the amount of directors' stock-based compensation."

Your third bulleted paragraph strikes me as potentially misleading, in that it could be read to mean that the pending rules would likely apply to material changes of any or all components of the compensation, not just the equity components. If the likely rules would not so apply, I suggest that you clarify the paragraph. The clarification should, I think, include changing "many of the concerns" to "one of the concerns." Also, what's meant by the words, "other more appropriate?"

The word "arbitrary" in the final paragraph of your draft recommendation also seems potentially misleading, since my proposal would permit increases, subject to stockholder approval. I think it would be more relevant to address the specific level of compensation that my proposal seeks to establish for the present time--i.e., approximately $200,000 per year. In other words, you could explain why you consider that level to be inadequate.

I previously suggested that your Board consider *supporting* my proposal. If it does not wish to do that, perhaps there is a middle ground. The Board could now adopt a policy of presenting to the shareholders all future proposals to increase the compensation, while opposing my proposal because of its $200,000 feature. I would, of course, most like to see my entire proposal adopted. Still, seeing some of it adopted would be better than nothing.

Thank you again for writing. If my proposal makes it past the SEC, I will look forward to seeing you at the stockholders' meeting.

Sincerely,

Daniel F. Case

Daniel F. Case

SHAREHOLDER RELATIONS

MAR 1 2 2003

NO. OF SHARES________
DISTRIBUTION: PTM; ~~DLT~~; DGH; ~~SMB~~; FLR; REG; JEP; ~~LKB~~

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

March 6, 2003

VIA UPS - OVERNIGHT DELIVERY

Mr. Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

Dear Mr. Case:

As you are aware, we have submitted a "no-action" request to the Securities and Exchange Commission ("SEC") regarding your proposal concerning non-employee director compensation, which you submitted in connection with ExxonMobil's 2003 annual meeting of shareholders. To date, the SEC has not responded. Depending on that response, your proposal may be omitted, may be required to be modified, or left intact.

To accommodate the circumstance where your proposal is not omitted, attached is a copy of the recommendation we expect ExxonMobil's Board of Directors to make with respect to the proposal. Note that if your proposal is modified as a result of the SEC Staff's response, the company's response may also need to be amended. If you have any comments on the company's proposed response, please advise by no later than March 14, 2003. Comments may be faxed to (972) 444-1199; please call to confirm that we received the fax.

SEC rules require that you must present your proposal in person or you must arrange to have a representative qualified under New Jersey State law do so. If you appoint someone to act as your representative, please inform us of the representative's name and address so that we may mail an admission ticket.

We will provide you with additional details about the annual meeting when we mail the proxy material to shareholders. Also, we will mail you an admission ticket and a program, including rules and procedures for addressing the meeting, prior to the meeting.

Sincerely,

Attachment

SHAREHOLDER PROPOSAL: NON-EMPLOYEE DIRECTOR COMPENSATION

This proposal was submitted by Mr. Daniel F. Case, 6716 Tildenwood Lane, Rockville, Maryland 20852.

"RESOLVED: That the shareholders request that the Board:

- limit the compensation of non-employee directors, for their service as directors, to an annual amount not exceeding approximately $200,000;

- adopt a policy of presenting for shareholder approval, in proxy statements for shareholder meetings, any Board or other management proposals to increase non-employee director compensation; and

- specify stock-based compensation of non-employee directors in terms of dollar value, rather than number of shares.

SUPPORTING STATEMENT: As of April 17, 2002, the value of non-employee directors' compensation was in the neighborhood of $205,000 per year (varying according to the director's committee assignments and depending on the market value of ExxonMobil shares) plus an additional $240,000 on first becoming a director.

If the directors' compensation is determined by the Board itself, there is an obvious conflict of interest. To remedy the situation, at least partially, it is necessary to give the shareholders the final say in determining directors' compensation.

Proposals to change the directors' compensation can appropriately come from the Board or others in management, of course, but any proposal to increase the compensation should be subject to shareholder approval. Any proposed increase should be described in the proxy statement, so that shareholders voting by proxy have an effective voice in the determination. This proposal seeks to give all the shareholders the opportunity to vote on directors' compensation.

Under this proposal, non-employee directors could be paid about $200,000 per year–no small sum. The wording of the proposal is intended to preclude the granting of additional compensation, for service as a director, outside the annual amounts. The compensation could be increased in the future, of course, if the shareholders approved.

Stock-based compensation is best specified in terms of dollar value, rather than number of shares, at time of grant. If numbers of shares are specified, the value of the compensation at time of grant can fluctuate widely. In particular, the value of the compensation could increase significantly without the Board's and shareholders' having taken action to change the terms of the compensation package. This proposal seeks the use of dollar value in specifying directors' stock-based compensation.

I urge you to vote FOR this proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

- Non-employee director compensation balances short-term and long-term features and is monitored through regular surveys of other large firms with whom we compete for director talent. Non-employee director compensation is set at a level that is competitive with market practice, taking into account the size and scope of the Corporation's business and the responsibilities of its directors. Compensation has remained at the same level since October 2001.

- Granting restricted stock as part of total director remuneration is a preferred practice in further strengthening corporate governance, better aligns the interests of directors and shareholders, and facilitates our long-term compensation orientation.

- Pending New York Stock Exchange (NYSE) rules will likely require shareholder approval of all equity compensation plans for non-employee directors and executives, as well as shareholder approval of all material changes. Accordingly, many of the concerns outlined in this proposal will be addressed through other more appropriate means.

Our non-employee directors have achieved prominence in their fields, with experience and demonstrated expertise in managing large, complex organizations, and/or in a professional or scientific capacity, and are accustomed to dealing with complex business situations including those with worldwide scope. We believe our directors have the knowledge and skills in areas of importance to the Corporation such as management, finance, marketing, technology, law, international business, and public service.

Arbitrary limits on director compensation could put the Company at a competitive disadvantage in attracting and retaining the best qualified director candidates. Director responsibilities are increasing with the Sarbanes-Oxley Act and pending changes in the NYSE listing standards. As a result of these enhanced requirements, demand for directors with the appropriate qualifications will increase while their availability may be reduced, further emphasizing the need to provide competitive compensation to attract the most qualified individuals.

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A)

PROOF OF DELIVERY ☐ YES ☐ NO | CHARGE CODE 6401

FROM (NAME/DEPARTMENT) D Lowman | EXT. | ROOM NO.

d by or for you to
ation is strictly

ADDRESSED TO

Mr. Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

CONTACT

CONTENTS

LETTER/PACKAGE NO. | RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

Exhibit 3

The proposal would likely impair the Board's ability to achieve the balance required to effectively carry out its duties because of the high degree of uncertainty with the proposed process.

The Board's duty is to nominate the best available candidates for the open Board seats. Nominating "extra" candidates—six or more, under this shareholder proposal—is simply not consistent with that duty.

In effect, the proposal would create a contested election every year. We believe such a system would detract from our ability to attract and retain the best Board candidates. We believe the proposal would also lead to excessive turnover, depriving the Board of valuable and necessary experience in our very long-term business.

ExxonMobil's commitment to effective and independent Board leadership is shown by, among other things, our Guidelines for Selection of Non-employee Directors, which are available on our corporate governance internet site at www.exxonmobil.com and by our Corporate Governance Guidelines, which are included as Appendix C to this proxy statement. We encourage you to review these materials. We believe that, as shown by the Company's long-term record of delivering shareholder value, these Guidelines—not the procedure contemplated by this proposal—provide the best foundation for a continuing strong and effective Board, and excellence in corporate governance.

SHAREHOLDER PROPOSAL: NON-EMPLOYEE DIRECTOR COMPENSATION
(Item 7 on the proxy card)

This proposal was submitted by Mr. Daniel F. Case, 6716 Tildenwood Lane, Rockville, Maryland 20852.

"RESOLVED: That the shareholders request that the Board:

- limit the compensation of non-employee directors, for their service as directors, to an annual amount not exceeding approximately $200,000;
- adopt a policy of presenting for shareholder approval, in proxy statements for shareholder meetings, any Board or other management proposals to increase non-employee director compensation; and
- specify stock-based compensation of non-employee directors in terms of dollar value, rather than number of shares.

SUPPORTING STATEMENT: As of April 17, 2002, the value of non-employee directors' compensation was in the neighborhood of $205,000 per year (varying according to the director's committee assignments and depending on the market value of ExxonMobil shares) plus an additional $240,000 on first becoming a director.

If the directors' compensation is determined by the Board itself, there is an obvious conflict of interest. To remedy the situation, at least partially, it is necessary to give the shareholders the final say in determining directors' compensation.

Proposals to change the directors' compensation can appropriately come from the Board or others in management, of course, but any proposal to increase the compensation should be subject to shareholder approval. Any proposed increase should be described in the proxy statement, so that shareholders voting by proxy have an effective voice in the determination. This proposal seeks to give all the shareholders the opportunity to vote on directors' compensation.

Under this proposal, non-employee directors could be paid about $200,000 per year—no small sum. The wording of the proposal is intended to preclude the granting of additional compensation, for service as a director, outside the annual amounts. The compensation could be increased in the future, of course, if the shareholders approved.

Stock-based compensation is best specified in terms of dollar value, rather than number of shares, at time of grant. If numbers of shares are specified, the value of the compensation at time of grant can fluctuate widely. In particular, the value of the compensation could increase significantly without the Board's and shareholders' having taken action to change the terms of the compensation package. This proposal seeks the use of dollar value in specifying directors' stock-based compensation.

I urge you to vote FOR this proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

- Non-employee director compensation balances short-term and long-term features and is monitored through regular surveys of other large firms with whom we compete for director talent. Non-employee director compensation is set at a level that is competitive with market practice, taking into account the size and scope of the Corporation's business and the responsibilities of its directors. Compensation has remained at the same level since October 2001.
- Granting restricted stock as part of total director remuneration is a preferred practice in further strengthening corporate governance, better aligns the interests of directors and shareholders, and facilitates our long-term compensation orientation.
- Pending New York Stock Exchange (NYSE) rules will likely require shareholder approval of all equity compensation plans for non-employee directors and executives, as well as shareholder approval of material changes to such plans. Accordingly, many of the concerns outlined in this proposal will be addressed through other more appropriate means.

Our non-employee directors have achieved prominence in their fields, with experience and demonstrated expertise in managing large, complex organizations, and/or in a professional or scientific capacity, and are accustomed to dealing with complex business situations including those with worldwide scope. We believe our directors have the knowledge and skills in areas of importance to the Corporation such as management, finance, marketing, technology, law, international business, and public service.

Arbitrary limits on director compensation could put the Company at a competitive disadvantage in attracting and retaining the best qualified director candidates. Director responsibilities are increasing with the Sarbanes-Oxley Act and pending changes in the NYSE listing standards. As a result of these enhanced requirements, demand for directors with the appropriate qualifications will increase while their availability may be reduced, further emphasizing the need to provide competitive compensation to attract the most qualified individuals.

SHAREHOLDER PROPOSAL: POISON PILL
(Item 8 on the proxy card)

This proposal was submitted by Mr. Emil Rossi, P.O. Box 249, Boonville, California 95415.

"This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal,* June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 8"

RECEIVED
2004 JAN 20 PM 2:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832 (all hours)

Jan. 17, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Securities Exchange Act of 1934--Section 14(a); Rule 14a-8
Planned Omission of Shareholder Proposal; January 13 Letter
from James Earl Parsons, of ExxonMobil

Ladies and Gentlemen:

Attachment 1 to this letter is a copy, minus enclosures, of James Parsons's letter announcing ExxonMobil's intent to omit my shareholder proposal from its proxy material. Following are my comments.

"Good cause" for my failure to attend last year's meeting

Mr. Parsons first asserts that I did not have "good cause" to fail to present my proposal of a year ago at last year's annual meeting. Mr. Parsons does not mention any criteria of "good cause," and I have not searched for any. Accordingly, I will here simply review the facts of my own situation.

My reason for not presenting my proposal last year is given in Attachment 2 to this letter, which is a copy of my May 5, 2003 letter to ExxonMobil's Patrick Mulva. In brief, I found the company's response to my proposal to be potentially misleading. Furthermore, I had previously called the matter to the company's attention.

Attachments 3, 4, and 5 show how I had called the matter to the company's attention. In Attachment 3, which is a copy of Mr. Mulva's March 6, 2003 letter to me, I have marked with "(1)" and "(2)" the pertinent parts of my proposal and with "(3)" the pertinent part of ExxonMobil's planned response. Since paragraph "(3)" was ExxonMobil's only mention of the part of my proposal dealing with stock-based compensation, it carried an implication that my proposal sought to eliminate stock-based compensation. Hence, it was potentially misleading.

In Attachment 4, a copy of my March 8, 2003 reply to Mr. Mulva, I have marked with "(1)" the pertinent paragraph. All of Attachment 5, my March 10, 2003 letter to Mr. Mulva, is pertinent. After sending those letters, I expected that ExxonMobil would bring its response into line with my proposal, whether or not it made my suggested editorial improvements. ExxonMobil's failure to change its response constitutes my "good cause."

The paragraph of Mr. Parsons's instant letter (my Attachment 1) that I have marked with "(A)" may be an attempt to dispose you to reject my "good cause" argument. He appears to suggest that false or misleading statements need not be made grounds for not bringing a proposal to a vote, since they can be addressed during the debate. He fails to mention that the company's proxy-statement responses are, in effect, the last word on a proposal; few votes, I suspect, are cast at the meeting itself.

My current proposal's alleged conflict with a company proposal

Mr. Parsons says my current proposal conflicts with an ExxonMobil proposal of a new restricted-stock plan for non-employee directors (the "2004 Plan"). He cites two ways in which he says my proposal conflicts.

On the second page of my Attachment 1, I have marked with "(1)" the first alleged point of conflict. I see no conflict there. If the shareholders reject the Board's proposed compensation plan for the upcoming year, some of the shares that would have been awarded that year may have to be held for future use. The maximum number of shares authorized will not be affected, however--only the number of shares that can be awarded in the upcoming year.

I have marked with "(2)" the second alleged point of conflict. Whether there is a conflict there depends on what, specifically, ExxonMobil's 2004 Plan says. Mr. Parsons seems to suggest that if the shareholders reject the Board's proposed compensation plan every year for many years, the level of compensation may eventually be forced below the value of stock grants that the 2004 Plan says will "automatically continue year-to-year at the same level." The question is what is meant by "automatically continue." If the Board has no power to change the level at some future date, then my proposal conflicts. If, however, "automatically continue" means simply that the level continues until further action by the Board, there is no conflict. In that case, the Board could, within the terms of the 2004 Plan, adjust the level downward if it had to in order to stay within the confines of my proposal.

I think it possible that the 2004 Plan allows the Board to change the level during the life of the Plan. I urge that you not find my proposal to be in conflict with the 2004 Plan without first receiving from ExxonMobil the text of the plan.

If, indeed, the 2004 Plan permits the Board to change the level of stock grants, then I find the argument in Mr. Parsons's letter to be misleading. I find his argument about the authorized maximum number of shares also to be misleading, in a somewhat similar way.

If my proposal does appear in ExxonMobil's proxy material, I hope the company's response does not contain any misleading arguments. Judging from last year's experience and Mr. Parsons's instant letter, I am not optimistic in that regard. Could you, perhaps, advise ExxonMobil not to make any misleading statements or arguments in its proxy material? I would be grateful if you did.

I enclose five additional copies of this letter with its attachments. I am concurrently sending a copy of this letter with its attachments to Mr. Parsons.

Sincerely,

Daniel F. Case

Daniel F. Case

Attachments

Attachment 1

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 13, 2004

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding
Nonemployee Director Compensation

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Daniel F. Case and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proponent failed to attend last year's meeting.

Enclosed as Exhibit 2 are copies of correspondence between Mr. Case and ExxonMobil regarding a shareholder proposal submitted by Mr. Case for ExxonMobil's 2003 annual meeting, held on May 28, 2003. The proposal was included in our 2003 proxy material (see Exhibit 3). However, as Mr. Case stated in his May 5 letter (included in Exhibit 2), neither Mr. Case nor his representative attended the 2003 annual meeting to present the proposal.[1]

The only reason given by Mr. Case for not presenting his proposal, as indicated in his May 5 letter, was that he took issue with a statement made by our management in its response to

[1] By the time Mr. Case advised us that he did not intend to present his proposal, the proxy material for the 2003 meeting had already been mailed. In fairness to shareholders who voted on the proposal, and to track shareholder support for purposes of Rule 14a-8(i)(12), ExxonMobil's Secretary introduced the proposal at the meeting so that the votes cast could be recorded. However, our Secretary explicitly did not act as Mr. Case's representative for this purpose.

his proposal.[2] This does not constitute "good cause" within the meaning of Rule 14a-8(h)(3) and therefore Mr. Case's proposal for the 2004 annual meeting may be omitted under that provision. We respectfully request the staff also confirm that Mr. Case will not be eligible to submit a shareholder proposal for ExxonMobil's 2005 annual meeting, and that any proposal submitted by him for that meeting may be omitted without the need for further correspondence with the staff.

<u>Proposal conflicts with a company proposal</u>.

Should the staff not concur with the omission of Mr. Case's proposal under Rule 14a-8(h), we note that inclusion of the proposal would also directly conflict with one of the company's own proposals to be submitted to shareholders at the same meeting.

ExxonMobil is seeking shareholder approval of a new 2004 Restricted Stock Plan for Nonemployee Directors (the "2004 Plan") at the 2004 annual meeting. Mr. Case's proposal, which also relates to nonemployee director compensation, would directly conflict with the company's proposed new plan. For example, under Mr. Case's proposal, nonemployee director compensation must be submitted to shareholders for approval each year, whereas the 2004 Plan authorizes a maximum number of shares to be granted as restricted stock without further shareholder approval until the authorized shares are depleted. More specifically, under Mr. Case's proposal nonemployee director compensation would be automatically reduced each year unless annual shareholder approval is obtained. The 2004 Plan, however, includes a feature whereby a Board-determined annual restricted stock grant for nonemployee directors will automatically continue year-to-year at the same level. In short, the 2004 Plan and Mr. Case's proposal represent conflicting proposals that present alternative and conflicting decisions for shareholders regarding nonemployee director compensation. Submitting both proposals to a vote could provide inconsistent and ambiguous results. Therefore Mr. Case's proposal may be omitted under Rule 14a-8(i)(9). See <u>Croghan Bancshares, Inc</u>. (available March 13, 2002) (permitting exclusion of proposal to exclude individual directors from stock plans where proposal terms and condition conflict with those in stock plan being sponsored by the company for shareholder approval at the same meeting).

For the staff's information, a total of 18 shareholder proposals were submitted to ExxonMobil this year. Depending on the outcome of ongoing dialogue with various proponents, we expect to submit between eight and 10 no-action letter requests. ExxonMobil will only submit letters where we believe good grounds for omission of the proposal in its entirety exist. Accordingly, we have elected not to submit letters this year taking issue with particular false or misleading statements in the supporting statements for shareholder proposals. We will instead address those issues to the extent necessary in our proxy statement responses.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

---

[2] At no time did Mr. Case indicate an inability to attend the meeting. In fact, he indicates in his May 5 letter that he "could attend the meeting" if he wished. In any case, there was plenty of time for Mr. Case to have made arrangements for a representative to attend the meeting and present the proposal on his behalf between the May 5 date of Mr. Case's letter and the May 28 date of the meeting.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Case.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/dl
Enclosures

c: w/enc Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

Attachment 2

RECEIVED
MAY 0 8 2003
P.T. MULVA

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832

May 5, 2003

Mr. Patrick T. Mulva
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: My Shareholder Proposal

Dear Mr. Mulva:

I will not be attending the 2003 Annual Meeting to present my shareholder proposal (item 7 on the proxy card), nor will anyone else appear at the meeting to present it on my behalf. As explained below, I believe that my proposal would not be able to receive a fair vote at the meeting.

The third part of my proposal reads, "specify stock-based compensation of non-employee directors in terms of dollar value, rather than number of shares." The Board, in recommending against my proposal, did not address that part of it. Instead, the Board stated:

> Granting restricted stock as part of total director remuneration is a preferred practice in further strengthening corporate governance, better aligns the interests of directors and shareholders, and facilitates our long-term compensation orientation.

Persons reading that paragraph may be misled into thinking that I propose eliminating restricted stock from the directors' compensation package. I would expect many persons to vote against doing that.

Although I could attend the meeting and point out the correct interpretation of my proposal, I expect that many shares would have been voted by proxy and others, although being perhaps voted at the meeting, would be voted according to instructions previously arrived at. The result would be an unfair reduction of the "yes" count that not only would increase the likelihood of defeat but also would give a distorted picture if the count were cited when a similar proposal is presented in the future to ExxonMobil or other shareholders.

After you kindly sent me a draft of the Board's expected recommendation, I wrote you that the Board's above paragraph puzzled me. I pointed out the intent of my proposal and offered wording to clarify the proposal if you saw fit. The appearance of the Board's above paragraph unchanged, although it may have been the result of inadvertence in the face of so many other shareholder proposals, disappoints me.

Sincerely,

Daniel F. Case

Daniel F. Case

SHAREHOLDER RELATIONS

MAR 0 8 2003

NO. OF SHARES ______
DISTRIBUTION: PTM; DLT; DGH
SMD: ~~FLR; REG; JEP; LK~~

Attachment 3

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

March 6, 2003

VIA UPS - OVERNIGHT DELIVERY

Mr. Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

Dear Mr. Case:

As you are aware, we have submitted a "no-action" request to the Securities and Exchange Commission ("SEC") regarding your proposal concerning non-employee director compensation, which you submitted in connection with ExxonMobil's 2003 annual meeting of shareholders. To date, the SEC has not responded. Depending on that response, your proposal may be omitted, may be required to be modified, or left intact.

To accommodate the circumstance where your proposal is not omitted, attached is a copy of the recommendation we expect ExxonMobil's Board of Directors to make with respect to the proposal. Note that if your proposal is modified as a result of the SEC Staff's response, the company's response may also need to be amended. If you have any comments on the company's proposed response, please advise by no later than March 14, 2003. Comments may be faxed to (972) 444-1199; please call to confirm that we received the fax.

SEC rules require that you must present your proposal in person or you must arrange to have a representative qualified under New Jersey State law do so. If you appoint someone to act as your representative, please inform us of the representative's name and address so that we may mail an admission ticket.

We will provide you with additional details about the annual meeting when we mail the proxy material to shareholders. Also, we will mail you an admission ticket and a program, including rules and procedures for addressing the meeting, prior to the meeting.

Sincerely,

Attachment

SHAREHOLDER PROPOSAL: NON-EMPLOYEE DIRECTOR COMPENSATION

This proposal was submitted by Mr. Daniel F. Case, 6716 Tildenwood Lane, Rockville, Maryland 20852.

"RESOLVED: That the shareholders request that the Board:

- limit the compensation of non-employee directors, for their service as directors, to an annual amount not exceeding approximately $200,000;
- adopt a policy of presenting for shareholder approval, in proxy statements for shareholder meetings, any Board or other management proposals to increase non-employee director compensation; and
- (1) specify stock-based compensation of non-employee directors in terms of dollar value, rather than number of shares.

SUPPORTING STATEMENT: As of April 17, 2002, the value of non-employee directors' compensation was in the neighborhood of $205,000 per year (varying according to the director's committee assignments and depending on the market value of ExxonMobil shares) plus an additional $240,000 on first becoming a director.

If the directors' compensation is determined by the Board itself, there is an obvious conflict of interest. To remedy the situation, at least partially, it is necessary to give the shareholders the final say in determining directors' compensation.

Proposals to change the directors' compensation can appropriately come from the Board or others in management, of course, but any proposal to increase the compensation should be subject to shareholder approval. Any proposed increase should be described in the proxy statement, so that shareholders voting by proxy have an effective voice in the determination. This proposal seeks to give all the shareholders the opportunity to vote on directors' compensation.

Under this proposal, non-employee directors could be paid about $200,000 per year–no small sum. The wording of the proposal is intended to preclude the granting of additional compensation, for service as a director, outside the annual amounts. The compensation could be increased in the future, of course, if the shareholders approved.

(2) Stock-based compensation is best specified in terms of dollar value, rather than number of shares, at time of grant. If numbers of shares are specified, the value of the compensation at time of grant can fluctuate widely. In particular, the value of the compensation could increase significantly without the Board's and shareholders' having taken action to change the terms of the compensation package. This proposal seeks the use of dollar value in specifying directors' stock-based compensation.

I urge you to vote FOR this proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

- Non-employee director compensation balances short-term and long-term features and is monitored through regular surveys of other large firms with whom we compete for director talent. Non-employee director compensation is set at a level that is competitive with market practice, taking into account the size and scope of the Corporation's business and the responsibilities of its directors. Compensation has remained at the same level since October 2001.

(3)

- Granting restricted stock as part of total director remuneration is a preferred practice in further strengthening corporate governance, better aligns the interests of directors and shareholders, and facilitates our long-term compensation orientation.

- Pending New York Stock Exchange (NYSE) rules will likely require shareholder approval of all equity compensation plans for non-employee directors and executives, as well as shareholder approval of all material changes. Accordingly, many of the concerns outlined in this proposal will be addressed through other more appropriate means.

Our non-employee directors have achieved prominence in their fields, with experience and demonstrated expertise in managing large, complex organizations, and/or in a professional or scientific capacity, and are accustomed to dealing with complex business situations including those with worldwide scope. We believe our directors have the knowledge and skills in areas of importance to the Corporation such as management, finance, marketing, technology, law, international business, and public service.

Arbitrary limits on director compensation could put the Company at a competitive disadvantage in attracting and retaining the best qualified director candidates. Director responsibilities are increasing with the Sarbanes-Oxley Act and pending changes in the NYSE listing standards. As a result of these enhanced requirements, demand for directors with the appropriate qualifications will increase while their availability may be reduced, further emphasizing the need to provide competitive compensation to attract the most qualified individuals.

Attachment 4

RECEIVED
MAR 1 2 2003
P.T. MULVA

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832

March 8, 2003

Mr. Patrick T. Mulva
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: My shareholder proposal; your March 6 letter

Dear Mr. Mulva:

Thank you for your letter and the Company's draft recommendation to shareholders concerning my proposal.

(1) The second bulleted paragraph of your draft recommendation puzzles me. My proposal is not intended to do away with stock-based compensation. If the wording of my proposal is misleading on that matter, perhaps it would be in our mutual best interests to clarify it. For that event, I hereby authorize you to substitute, in the next-to-last sentence of my supporting statement, the words "setting the amount of" for the word "specifying," that sentence then to read, "...in setting the amount of directors' stock-based compensation."

Your third bulleted paragraph strikes me as potentially misleading, in that it could be read to mean that the pending rules would likely apply to material changes of any or all components of the compensation, not just the equity components. If the likely rules would not so apply, I suggest that you clarify the paragraph. The clarification should, I think, include changing "many of the concerns" to "one of the concerns." Also, what's meant by the words, "other more appropriate?"

The word "arbitrary" in the final paragraph of your draft recommendation also seems potentially misleading, since my proposal would permit increases, subject to stockholder approval. I think it would be more relevant to address the specific level of compensation that my proposal seeks to establish for the present time--i.e., approximately $200,000 per year. In other words, you could explain why you consider that level to be inadequate.

I previously suggested that your Board consider *supporting* my proposal. If it does not wish to do that, perhaps there is a middle ground. The Board could now adopt a policy of presenting to the shareholders all future proposals to increase the compensation, while opposing my proposal because of its $200,000 feature. I would, of course, most like to see my entire proposal adopted. Still, seeing some of it adopted would be better than nothing.

Thank you again for writing. If my proposal makes it past the SEC, I will look forward to seeing you at the stockholders' meeting.

Sincerely,

Daniel F. Case

Daniel F. Case

SHAREHOLDER RELATIONS
MAR 1 2 2003
NO. OF SHARES______
DISTRIBUTION: PTM; ~~DLT~~; DGH; ~~SMB~~; FLR; REG; JEP; ~~LKB~~

Attachment 5

RECEIVED
MAR 11 2003
P.T. MULVA

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832

March 10, 2003

Mr. Patrick T. Mulva
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
Fax # (972)444-1199

Re: My shareholder proposal; your March 6 letter and mine of March 8

Dear Mr. Mulva:

This letter supplements my March 8 letter to you (copy enclosed), which I mailed first class on Saturday.

I find that my proposal could benefit from further clarification, additional to the modest change offered in my March 8 letter. I hereby authorize you to substitute the following for the first bulleted paragraph of my original proposal:

- for now, limit to approximately $200,000 worth each year the compensation (including stock-based compensation) for service as a non-employee director;

I apologize if my original wording made it difficult to determine my intent. If you are amenable to clarifying my proposal, but feel we can do better than what I have authorized in these two letters, please give me a call. I can handle faxes if necessary, but must go to a nearby commercial facility to do so.

Thank you again for your kind attention.

Sincerely,

Daniel F. Case

Daniel F. Case

Enclosure

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corp.
Incoming letter dated January 13, 2004

The proposal relates to director compensation.

There appears to be some basis for your view that Exxon Mobil may exclude the proposal under rule 14a-8(h)(3). We note your representation that Exxon Mobil included the proponent's proposal in its proxy statement for its 2003 annual meeting, but that neither the proponent nor his representative presented the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to present the proposal. Under the circumstances, we will not recommend enforcement action to the Commission if Exxon Mobil omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this conclusion, we have not found it necessary to address the alternative basis for omission upon which Exxon Mobil relies.

Sincerely,

Keir Devon Gumbs
Special Counsel